Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)
Suite 1230, 777 Hornby Street
Vancouver, British Columbia
V6Z 1S4

Item 2.	Date of Material Change

March 5, 2012

Item 3.	News Release

The Company’s news release dated March 5, 2012, was disseminated by Marketwire, Incorporated on March 5, 2012.

Item 4.	Summary of Material Change

The Company announced that it has entered into a Convertible Loan Agreement and a Forward Silver Purchase Agreement with Deutsche Bank, AG, London Branch (“Deutsche Bank”). Subject to satisfaction of all closing conditions, Deutsche Bank will fund a CAD$6,000,000 loan and a US$11.3 million silver prepayment facility.

Item 5.	Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Joao C. Manuel, Chief Executive Officer of the Company, can be contacted at (604) 694-0021.

Item 9.	Date of Report

Dated March 5, 2012

PETAQUILLA MINERALS LTD.

Per: /s/ Joao C. Manuel
Joao C. Manuel
Chief Executive Officer

SCHEDULE “A”

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Joao C. Manuel

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Signs Convertible Loan and Prepaid Forward Silver Purchase Agreements

Vancouver, BC – March 5, 2012: Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) today announced that it has entered into a Convertible Loan Agreement (the “Loan Agreement”) and a Forward Silver Purchase Agreement (the “Silver Agreement”) with Deutsche Bank, AG, London Branch (“Deutsche Bank”). Subject to satisfaction of all closing conditions, Deutsche Bank will fund a CAD$6,000,000 loan and a US$11.3 million silver prepayment facility.

The combined facilities will be used to (i) complete the expansion of Petaquilla’s Molejon gold plant (e.g. the addition of a fourth ball mill, two leach tanks, two CIP tanks, and mining and crushing equipment); (ii) fully redeem the outstanding balance of the Company’s Notes and Convertible Notes; and (iii) fund drilling, development and construction costs of the Company’s concessions in Spain and Portugal.

The Loan Agreement bears an interest rate of 6.35% per annum over a four year term with interest payable every three months. The principal portion of the Loan Agreement is convertible at Deutsche Bank’s option into common shares of the Company at a conversion price equal to the five (5)-day volume weighted average price of Petaquilla’s common shares on the Toronto Stock Exchange immediately prior to the effective date of the Loan Agreement plus a 15% premium.

The Company has the right, following the second anniversary of the Loan Agreement, to prepay the outstanding amount of the loan plus any accrued and unpaid interest without penalty.

The Loan Agreement and the Silver Agreement, together with the gold prepayment agreement signed with Deutsche Bank in 2010, will be secured by all of the assets of the Company and its subsidiaries.

The Silver Agreement is a forward contract to deliver 525,500 ounces of silver over a five year term of April 2012 to February 2017, inclusive. The schedule of silver payments is as follows: during the first seven (7) months of the term, 8,100 ounces per month; for the next twelve (12) months of the term, 15,200 ounces per month; for the next twelve (12) months of the term, 14,200 ounces per month; for the next twelve (12) months of the term, 7,800 ounces per month; and for the final sixteen (16) months of the term, 1,400 ounces per month..

Certain components within the Silver Agreement, such as the silver strike prices, will be finalized at the time of prepayment anticipated to occur on March 20, 2012. As such, a subsequent news release regarding the Silver Agreement will be issued upon the date of prepayment with the minimum and maximum silver prices per ounce expressed.

Joao C. Manuel, Chief Executive Officer of the Company, commented, “We are very pleased to have secured these facilities with Deutsche Bank. The facilities will assist the Company and its shareholders in meeting future goals with respect to exploration and production in Panama and Europe”.

About Petaquilla Minerals Ltd. Petaquilla is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of its 100% owned 842 square kilometre concession lands in Panama - a region known historically for gold content. In addition, the Company has acquired 100% of the Lomero-Poyatos project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

Disclaimer. This press release includes forward-looking statements. All statements, other than statements of historical fact, contained in this news release, including, but not limited to, statements regarding future financial results, market assumptions, the estimation of mineral resources and the realization of mineral resource estimates, constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond Petaquilla's control that would cause the actual results, performance or achievements of Petaquilla to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions, Petaquilla's present and future business strategies and the environment in which Petaquilla will operate in the future. Any forward-looking statements speak only as at the date of this document. Petaquilla expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in Petaquilla's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based, except to the extent required by applicable law. As a result of these factors, the events described in the forward-looking statements in this press release may not occur either partially or at all.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Joao C. Manuel
Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.